787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 27, 2015

VIA EDGAR

Ms. Deborah D. Skeens

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AQR Funds

File Nos. 333-153445 and 811-22235

Post-Effective Amendment No. 87

Dear Ms. Skeens:

On behalf of the AQR TM Large Cap Multi-Style Fund, AQR TM Small Cap Multi-Style Fund, AQR TM International Multi-Style Fund and AQR TM Emerging Multi-Style Fund (each, a “Fund,” and together, the “Funds”), each a series of AQR Funds (the “Trust”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 87 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). Please note that the Amendment also includes the annual updates for other series of the Trust with a fiscal year-end of September 30.

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that it become effective on January 28, 2015. We have reviewed the Amendment and represent that it does not contain disclosure which would render the Amendment ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Fund’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Tuesday, December 9, 2014 and Tuesday, January 20, 2015, regarding Post-Effective Amendment No. 86 to the Trust’s Registration Statement filed with the Commission on November 14, 2014 (“PEA 86”). The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

NEW YORK        WASHINGTON        PARIS        LONDON         MILAN        ROME        FRANKFURT         BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Cover Page

Comment 1	Please update the ticker symbols on EDGAR for the Funds and all other series of the Trust as necessary.

Response	The Trust confirms that the ticker symbols for all series of the Trust have been updated on EDGAR as necessary. These updates will be reflected on EDGAR following each series’ next filing on EDGAR.

Summary Prospectuses

All Funds

Comment 2	Please define the italicized terms used in the summary prospectuses of the Funds or explain why definitions of these terms are provided only in the Glossary, which appears in the statutory prospectus.

Response

The Funds respectfully submit that the definitions of the italicized terms are more appropriately located in the Glossary. While the Glossary appears in the statutory prospectus, the statutory prospectus is incorporated by reference into the summary prospectuses of the Funds and is accessible to investors on the Funds’ website in accordance with Rule 498 under the Securities Act. Because the definitions of certain italicized terms are extensive, to add these definitions to the summary prospectus of each Fund would increase the length of the summary prospectuses.

Comment 3

Principal Risks of Investing in the Fund—Derivatives Risk. Since the Funds describe investments in derivative instruments, please review each Fund’s principal investment strategies and principal risks disclosure to ensure that the information is not too generic or too standardized, and also that it describes the actual derivative instruments and the associated risks that each Fund intends to use to achieve its investment objective. Please refer to the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf. Please also refer to the Division of Investment Management Guidance Update No. 2013-03 dated July 2013. In addition, please confirm supplementally that each type of derivative instrument named in each Fund’s “Derivatives Risk” risk factor is consistent with the Fund’s investment strategy.

Response

The Funds have considered the staff observations concerning derivatives disclosure in the above-referenced letter and Guidance Update. The Funds confirm that each derivative instrument named in each Fund’s “Derivatives Risk” risk factor is consistent with the Fund’s investment strategy as described in the “Principal Investment Strategies of the Fund” section of the Funds’ prospectus.

Comment 4

Principal Risks of Investing in the Fund—High Portfolio Turnover Risk. Please explain why “High Portfolio Turnover Risk” is a principal risk of the Funds and how it is consistent with the Funds’ tax-managed strategy.

Response	High Portfolio Turnover Risk has been removed as a principal risk of the Funds.

Comment 5

Principal Risks of Investing in the Fund—Forward and Futures Contract Risk. Please note that the “Forward and Futures Contract Risk” risk factor appears in the summary prospectuses for the AQR TM International Multi-Style Fund and AQR TM Emerging Multi-Style Fund. Please explain why this risk factor is not disclosed in the summary prospectuses of the AQR TM Large Cap Multi-Style Fund and AQR TM Small Cap Multi-Style Fund, each of which has the ability to invest in futures contracts.

Response	The “Futures Contract Risk” risk factor has been added to the summary prospectuses of the AQR TM Large Cap Multi-Style Fund and AQR TM Small Cap Multi-Style Fund.

Statutory Prospectus

Comment 6

Management of the Funds—Advisory Agreement—Fee Waiver Agreement. Please remove references to Class R6 Shares of the Funds in the Class L and Class N Shares prospectus. Likewise, please remove references to Class L and Class N Shares of the Funds in the Class R6 prospectus.

Response

The Funds respectfully submit that the references to share classes of the Funds offered in a separate prospectus are appropriate in the definition of the fee waiver agreement since the fee waiver agreement covers all classes of the Funds, and certain recoupments under the fee waiver agreement are reported at the Fund level. Disclosure has been added to the Fee Waiver Agreement subsection to make clear that Class R6 Shares or Class I Shares, Class L Shares and Class N Shares, as applicable, are offered in a separate prospectus. The other section of the prospectus that references a share class that is not included in the prospectus, the “Investing with the AQR Funds” section, already includes disclosure that Class R6 Shares or Class I Shares, Class L Shares and Class N Shares, as applicable, are offered in a separate prospectus.

Comment 7	Performance of Related Funds and Accounts. Please provide tables setting forth the performance of related Accounts or explain why cross-references to the related Accounts’ performance are appropriate.

Response	The requested information has been provided to the Staff supplementally.

Comment 8

Performance of Related Funds and Accounts. Please explain supplementally why the related Accounts referenced in this section have strategies that are substantially similar to that of the corresponding Fund given that such Accounts do not follow the same tax management strategy of each Fund.

Response

In previous filings, other series of the Trust have disclosed related performance of substantially similar funds or accounts (the “Accounts”) in an attempt to comply with the requirements of Commodity Futures Trading Commission (“CFTC”) Rule 4.12(c)(3)(i). This rule requires an adviser to a fund with less than a three-year operating history, who is not relying on CFTC Rule 4.5 with respect to the fund and therefore is a registered commodity pool operator of the fund, to have the fund’s registration statement disclose the performance of all accounts and pools that are managed by the adviser and that have investment objectives, policies, and strategies substantially similar to those of the fund, provided that the related performance disclosure complies with the 1940 Act, the Securities Act, the Securities Exchange Act of 1934, the regulations promulgated under these statutes, and any guidance issued by the Commission or any division thereof. In IM Guidance Update No. 2013-05, the Staff noted that it has previously expressed the view that a fund may include in its prospectus information concerning the performance of accounts and other funds managed by the fund’s adviser that have substantially similar investment objectives, policies, and strategies to the fund, provided that the information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the fund’s prospectus (including the fund’s own performance information). The Staff cited in part to the no-action letter issued by the Staff to Nicholas-Applegate Mutual Funds on August 6, 1996 (“Nicholas-Applegate”) for this position. The Funds are not aware of any published guidance from the SEC or its Staff taking the position that funds that differ in whether they employ a “tax management” strategy, but which otherwise have the same investment objectives, policies and strategies, are not substantially similar within the meaning of Nicholas-Applegate. When evaluating which Accounts to include in the related performance disclosure required by CFTC Rule 4.12(c)(3)(i), the Funds initially determined that an Account that otherwise has the same investment objectives, policies and strategies as a Fund, but which does not employ a “tax management” strategy like the Fund, would be a substantially similar account within the meaning of Nicholas-Applegate.

However, in light of the Staff’s comments and our conversations with the Staff regarding the comments, the Funds have reconsidered their initial determination that a Fund and an Account that are otherwise managed with the same investment objectives, policies and strategies, but which differ in whether they employ a “tax management” strategy, are substantially similar within the meaning of Nicholas-Applegate and have concluded that going forward a difference in “tax management” strategy will result in an Account not being considered substantially similar to a series of the Trust. The series of the Trust reserve the right to modify this approach in the future in the event that industry practice or regulatory guidance evolves.

As a result of this change in approach, all related performance disclosure has been removed from this Registration Statement since all related Account(s) that were disclosed in this section differ from the relevant series of the Trust in their approach to “tax management.”

Comment 9

Performance of Related Funds and Accounts. If the name or policy of an Account (including other series of the Trust) will change, please explain whether such change affects the analysis of whether the Account is substantially similar to its related Fund or other series of the Trust.

Response

As disclosed in a supplement for certain series of the Trust dated November 26, 2014 (the “Supplement”), certain series of the Trust are changing their names effective January 28, 2015. In addition, certain series of the Trust that are adding the phrase “Large Cap” to their names (each, a “Large Cap Fund”) are adopting an 80% policy to require investments in large capitalization companies (or, in the case of AQR U.S. Defensive Equity Fund, large capitalization issuers) effective January 28, 2015 (each, a “Large Cap 80% Policy”). As the management of each Large Cap Fund in accordance with the Large Cap 80% Policy is consistent with the current investment strategy of each Large Cap Fund, no changes are anticipated to any Large Cap Fund’s investment program. AQR Capital Management, LLC (the “Adviser”) has concluded that these name changes and the addition of a Large Cap 80% Policy for certain series of the Trust will not affect the current analysis of whether an Account is substantially similar to its related series of the Trust since no changes are anticipated to any Large Cap Fund’s investment program as a result of the policy and/or name changes.

Comment 10	Performance of Related Funds and Accounts. Please clarify when the Accounts referenced are registered investment companies under the 1940 Act.

Response	As the Amendment does not include related performance, this comment is now moot.

Comment 11

Performance of Related Funds and Accounts. Please confirm supplementally that each Fund’s Adviser has the same level of investment discretion with respect to the Fund as it does with respect to the related Account. Please identify any restrictions on the Adviser’s investment discretion, other than the Funds’ strategies, that do not exist with respect to the Accounts.

Response	As the Amendment does not include related performance, this comment is now moot.

Comment 12

Performance of Related Funds and Accounts. Please explain why separately managed accounts are included in the introductory paragraph of this section when no related performance was provided for separately managed accounts in PEA 86.

Response	As the Amendment does not include related performance, this comment is now moot.

Comment 13	Performance of Related Funds and Accounts. Please confirm supplementally that the Trust has the records necessary to support the calculation of the prior performance of related funds and accounts.

Response	As the Amendment does not include related performance, this comment is now moot.

Comment 14	Performance of Related Funds and Accounts. Please clarify supplementally whether the performance presented is net of all fees and expenses.

Response	As the Amendment does not include related performance, this comment is now moot.

Comment 15	Performance of Related Funds and Accounts—GIPS. Please explain why compliance with GIPS is discussed in this section.

Response	As the Amendment does not include related performance, this comment is now moot.

Comment 16

Performance of Related Funds and Accounts—GIPS. Please note that the level of detail regarding GIPS calculation methodology appears unnecessary with respect to the related performance presented for the Funds.

Response	As the Amendment does not include related performance, this comment is now moot.

Comment 17	Performance of Related Funds and Accounts—GIPS. Please explain the use of the defined term “Firm” in this paragraph.

Response	As the Amendment does not include related performance, this comment is now moot.

Comment 18

Performance of Related Funds and Accounts—GIPS. With respect to the last two sentences of this subsection, please clarify how gross of fees returns are calculated for mutual funds and how gross of fees returns and net of fee returns are calculated for separately managed accounts.

Response	As the Amendment does not include related performance, this comment is now moot.

Statement of Additional Information

Comment 19

Cover Page. Please explain why other series of the Trust are listed on the cover page given that the sentence in bold text states that the Statement of Additional Information (“SAI”) applies only to the Funds.

Response

The Funds are being added to the annual update SAI for the series of the Trust listed on the cover page of the SAI. The bold sentence was included in PEA 86 because PEA 86 only applied to the Funds. The sentence in bold text has been removed in the Amendment, which includes all series of the Trust with a September 30 fiscal year end, including the Funds.

Comment 20

Fundamental Policies. When stating that the investment restrictions “apply only at the time a transaction is entered into,” please clarify explicitly that this is not the case with respect to each Fund’s borrowing policy in Restriction No. 2. This clarification can be made in lieu of or in addition to the statement on the following page that, except with respect to a Fund’s borrowings, if a percentage limitation is satisfied at the time of investment, a later increase or decrease in the percentage of the Fund’s assets invested will not constitute a violation of the limitation.

Response	The requested change has been made.

Comment 21

Compensation Table—Portfolio Holdings Disclosure. Please clarify in this section whether there are any current ongoing arrangements to make available portfolio holdings information sooner than this information is publicly available. If no such arrangements are in place, please state so explicitly. Pursuant to Item 16(f)(2) of Form N-1A, if there are such current ongoing arrangements, please include all identified recipients of the disclosure, the frequency and lag of the information disclosed, and whether any compensation is paid in exchange for this information.

Response	The SAI has been updated in response to this comment.

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The Funds acknowledge that they are responsible for the adequacy and accuracy of the disclosure in their documents, acknowledge that the Commission is not foreclosed by its comment process from taking any action with respect to the Funds’ documents, and represent that they will not assert the Commission’s comment process as a defense in any securities-related litigation brought against the Funds.

Please do not hesitate to contact me at (212) 728-8865 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Brendan R. Kalb, Esq.
Nicole DonVito, Esq.
John Hadermayer, Esq. Rose F. DiMartino, Esq.